Exhibit 13.2

The Staple with Design Director Paul Roughley

A good wardrobe staples is a garment that has great aesthetic appeal and functionality. The functionality could be in really great fabric or in fit.

We’re not a fashion brand so we already have a narrative. So I look at the story and I start to figure out what kind of lifestyle our customer has then I can kind of focus on what are the wardrobe staples that that customer requires to kind of fulfill their needs on an everyday basis. And that’s really where it starts.

We work on things to the point of exhaustion and the reason we do that is because we see every product that we put on our website as something that’s gunna be the long-term wardrobe staple.

It’s DSTLD’s responsibility to make sure that nobody is being taken advantage of or hurt during the process of manufacturing goods. By being fair on price and walking into every factory where you’ll find our clothes being manufactured, we can control to the best of our ability that the clothes and the products that we make are being made in a responsible way.

For me luxury from the DSTLD perspective is convenience and I feel like in this day and age convenience is luxury.

DSTLD Los Angeles

Online only at DSTLD.com